EXHIBIT 1

Press Release, dated August 28, 2012

Sandell Opposes TPC Group Take-Private

$40 Price Grossly Undervalues Company

NEW YORK, Aug. 28, 2012 -- Sandell Asset Management's Chief Executive Officer Thomas E. Sandell sent today the following letter to the Board of Directors of TPC Group Inc. (NASDAQ: TPCG):

Board of Directors
TPC Group Inc.
5151 San Felipe, Suite 800
Houston, Texas 77056

Attn:  Michael McDonnell, President, Chief Executive Officer, Director

Gentlemen:

We are writing to you as a long-term, substantial stockholder currently holding approximately six percent (6%) of the outstanding shares in TPC Group (having led its efforts to exit bankruptcy in 2004) to express our outrage with your announcement yesterday morning that you have agreed to take TPCG private in a leveraged buy-out at a $40 price which grossly undervalues the company.  This appears to us to be a classic case where management, fully aware of the company’s significant inherent value and of the impending catalysts which will unlock it, deliberately fail to communicate that value to the market and instead attempt to steal the company at a grossly suboptimal price in a sweetheart LBO with a favored buyer in an impaired sale process at the bottom of the cycle.   Our concerns have only been further exacerbated by the fact that you decided not to hold a customary conference call to discuss this deal with investors and that you have refused to answer our questions regarding the sale process and executive management compensation as part of the go-private transaction.  We intend to vote against this transaction and to encourage our fellow stockholders to do likewise.  And we intend to hold you responsible for this material breach of your fiduciary duty in approving the transaction.

We calculate that the IRRs for this deal for management and the private equity players to be 30%+ in a base case scenario and up to 50%+ in scenarios where NGL prices remain low.  This excessive return profile, at the expense of the current stockholders, is not acceptable.  We believe that, on an on-going stand-alone basis, the next twelve month value for TPCG is closer to $55-$57/share, backed by sell-side analysts and our belief that TPCG could support a quarterly dividend of 50c/share, highlighting the fee-based structure of its cash flows.

We had a call with Michael McDonnell on August 15th to discuss the recent sale rumors at a $40 price.  We told him that TPCG’s stockholders are entitled to transparency from the company regarding its exploration of strategic alternatives.  If the company in fact was exploring a sale it should say so publicly and, in order to maximize value, pursue a formal auction sale process and solicit interest from what we believe to be multiple potential acquirers.  We discussed the myriad factors which should result in significant EBITDA growth in the near term, and that, due in no small part to management’s failure to communicate them to the analyst community and the market generally, the current stock price did not adequately reflect inherent value.  And we indicated that a management-led LBO to a favored buyer without a full auction, at the $40 rumored price, would grossly undervalue the company. Obviously the rumors, and our concerns, were well-founded.

You are certainly aware that there are several aspects of TPCG’s business that are likely to yield materially positive results in the near future, and that the market price of the stock does not reflect them:

●
The supply of crude C4 this year was less than normal due to ethylene cracker turnarounds reducing the volumes TPCG could process.  TPCG reduced EBITDA expectations from $150m to $140m as a result of these lower volumes.  With the turnarounds behind us and demand for butadiene, butylenes and related higher-value products expected to grow, TPCG should significantly expand its EBITDA and margins.

●	TPCG is currently in the process of negotiating renewals for its service contracts that expire at the end of 2012, on terms significantly more favorable to the company.

●
The potential re-start of two of TPCG’s de-hydro plants could materially increase operating margins and EBITDA by 2014, with very favorable ROIC.    The renewal of these projects should be substantially accretive for TPCG due to the projected abundance of natural gas liquids from shale production, the company’s position as the top processor of crude C4 in North America and current commodity prices.  Your own management has referred to these re-starts as “game-changers”.  The investment community has been waiting patiently for TPCG to give better guidance on the return profiles of these expansions, the first of which was promised - and clearly missed -  for the ‘summer of 2012’.

●	The benefits accruing from your investments in a second HR-PIB unit have only begun to be felt.

●
The market does not seem to appreciate the effect that TPCG’s inventory has on the calculation of its EBITDA.  Without adjusting for inventory effects, the company’s EBITDA appears extremely volatile and its stock price has suffered as a result.  If TPCG adjusted its calculations to take into account these inventory effects, its EBITDA and cash flow would be seen as stable and continuing, garnering a higher valuation multiple.

●
Consensus estimates predict that TPCG’s earnings per share will increase 69% from $2.27 in 2012 to $3.84 in 2013 based on these indicators of the company’s potential upside, and two sell-side firms have $53 and $55 price targets on the stock with NO strategic control premium attached.

All of the foregoing indicate substantial upside inherent in TPCG, and we believe there are additional steps you could take that could drive EPS to $5+/share and share price higher:

●	Full disclosure around the expected benefit from contract re-negotiations and the ROICs with respect to the first de-hydro project;

●
In order to demonstrate the company’s comfort level in the stability of its EBITDA and cash flow once the skewing effect of inventory is eliminated, the company should explore instituting a cash dividend on the stock; and

●
TPCG should follow its peers and restructure itself as a master limited partnership (or financing its de-hydros as master limited partnerships).  Other firms in the industry have realized significant reductions in cash tax expenses and cost of capital as a result of the master limited partnership structure.  We have had discussions with MLP counsel who have confirmed that some of TPCG’s business and expansions could produce significant MLP qualifying income.

A Goldman Sachs report of June 27, 2011 initiating coverage called TPC “uniquely positioned for robust growth” with near-term EBITDA expected growth that could be “the greatest of any name in our coverage universe” and “tremendous” long-term growth prospects. The $40 price is even well below the 52 week high of $47 per share and in our view includes little or no control premium.

TPCG’s balance sheet is in great shape, with TPCG generating cash and being underlevered, its prospects are “tremendous”, and the overall market is clearly turning around.  We have no doubt that management agrees, and is seeking to capture this upside for itself at the expense of its stockholders. This should not stand.

During our August 15 conversation with Mr. McDonnell, we told him that if we did not hear anything from the company within a week in response to our concerns, we would go public with our views.  We now have our answer, leading us to this public communication.

Sincerely,

Thomas E. Sandell
Chief Executive Officer